Exhibit 99.5

CONSENT OF EXPERT

November 12, 2024

Caledonia Mining Corporation Plc

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Caledonia Mining Corporation Plc (the “Company”)

I, Craig Harvey, do hereby consent to:

(1)

the inclusion in the Company’s Form 6-K dated October 15, 2024 of references to my name in connection with the scientific and technical information contained in the Company’s news release dated October 15, 2024 (the “October 2024 Technical Information”) filed with the United States Securities and Exchange Commission (the “SEC”);

(2)

the inclusion in this Form 6-K of references to my name in connection with the scientific and technical information contained in Company’s Management Discussion & Analysis for the nine months ended September 30, 2024 filed with the SEC (the “MD&A technical information” and together with the October 2024 Technical Information, the “Technical Information”); and

(3)

the filing of this consent under cover of this Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-3 (No. 333-281436), and any amendments thereto, filed with the SEC.

By:	/s/ Craig Harvey
Craig Harvey